Exhibit 99.2

ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2024

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) has been prepared based on information known to management as of May 14, 2024. This MD&A is intended to help the reader understand, and should be read in conjunction with, the condensed consolidated interim financial statements of Almaden for the financial period ended March 31, 2024 and supporting notes. The condensed consolidated interim financial statements have been prepared in accordance and compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management is responsible for the preparation and integrity of the Company’s condensed consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. The audit committee of the board of directors of the Company (the “Board”) meets with management regularly to review the Company’s condensed consolidated interim financial statements and MD&A, and to discuss other financial, operating and internal control matters.

All currency amounts used in this MD&A are expressed in Canadian dollars unless otherwise noted.

The Company’s common stock is quoted on the on the Toronto Stock Exchange under the symbol “AMM” and the OTCQB under the symbol “AAUAF”.

This MD&A contains forward looking statements that involve numerous risks and uncertainties. The Company continually seeks to minimize its exposure to business risks, but by the nature of its business and exploration activities and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties, including those described under the heading “Risk factors” in our Annual Information Form (“AIF”) and those set forth in this MD&A under the headings “Cautionary Notes Regarding Forward-Looking Statements” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements.

ADDITIONAL INFORMATION

The Company’s financial statements, MD&A and additional information relevant to the Company, including the Company’s AIF for the year ended December 31, 2023, can be found on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov, and/or on the Company’s website at www.almadenminerals.com.

QUARTERLY HIGHLIGHTS

Legal Disputes

On February 22, 2023 the Company announced that Economia had made a submission to the second district court in Puebla State (the “District Court”), seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008 (the “Submission”) and which underpin the Ixtaca deposit. The Submission claimed that the mineral title applications contain technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging technical faults in the mineral title applications, Economia appeared to be arbitrarily seeking to deny the grant of the mineral titles and avoid the indigenous consultation ordered by the February 2022 decision of Mexico’s Supreme Court (“SCJN”).

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Later, on April 13, 2023, the Company announced that the District Court ruled that the Submission formally complied with the SCJN decision. The Company and some local community members filed separate appeals of the District Court decision with the Federal Appeals Court (“TCC”), and on October 16, 2023 the Company reported that the TCC dismissed all of the appeals filed by the Parties, and ruled the Submission is compliant with the 2022 decision of the SCJN, since the SCJN decision did not formally prevent Economia from reviewing the technical aspects of the mineral title applications. The TCC ruling did not address the validity of the Submission and therefore safeguarded the Company’s right to challenge the substance and legality of the Submission through the Mexican Federal Administrative Court (“TFJA”).

Subsequent to the Submission, the Company had initiated legal action in the TFJA and on October 16, 2023 announced that the TFJA granted a definitive injunction in relation to the Submission, which prevents Economia from releasing the mineral rights covered by Almaden’s mineral title applications to third parties while the trial continues, anticipated to last approximately 18 months in total.

As a result of the above, the Company believes that any rights held by Almaden relating to the Ixtaca project are now based on mineral title applications which have been denied by Economia, through its issuance of the Submission. The Company is in the process of disputing this denial through the TFJA.

In addition, on December 13, 2023, the Company delivered to Mexico a Request for Consultations in accordance with the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) relating to an investment dispute with Mexico. Almaden sent the Request for Consultations to Mexico’s General Directorate of Legal Consultancy for International Trade (Dirección General de Consultoría Jurídica de Comercio Internacional).

The Company has suffered substantial harm arising out of Mexico’s conduct in breach of its investment protection obligations under the CPTPP, including (without limitation):

•	Economia’s declaration that the Project’s mineral titles were ineffective, or void;
•	Economia’s reassessment of the original applications for the mineral titles holding them to be deficient and unfeasible, contradicting the position previously adopted by it, and violating the Company and its subsidiary’s right to amend or supplement the mineral title applications; and
•	the Mexican Secretariat of Environment and Natural Resources’ (Secretaría del Medio Ambiente y Recursos Naturales, “SEMARNAT”) delay in issuance and ultimate refusal to issue the environmental permit (Manifiesto de Impacto Ambiental) for the Ixtaca project.

The Request for Consultations enables the Company to initiate arbitration should an amicable resolution of the dispute with the Mexican government not be reached. The filing of the Request for Consultations initiates a six-month consultation period between the parties, during which they are to attempt to amicably settle the dispute. If no settlement is reached in that six-month period, the Company may then initiate international arbitration proceedings against Mexico in accordance with the CPTPP after serving a notice of intent to submit claims to arbitration. On December 29, 2023, Mexico acknowledged receipt of the Request for Consultations and stated that it would propose dates for a consultation meeting in the near future.

On March 14, 2024, the Company delivered to Mexico written notice of its intention to submit a claim (“Claim”) to arbitration against Mexico (the “Notice”) in accordance with Article 9.19.3 of the CPTPP. This Notice was delivered by Almaden together with Almadex Minerals Ltd. (“Almadex”), on behalf of themselves and their Mexican subsidiaries.

Amongst other things, the Notice sets out the factual background of the dispute as well as the legal basis of the resulting Claim, the provisions of the CPTPP that Mexico has breached, and the relief sought. The damages relating to the Almaden and Almadex Claim will be for no less than US$200 million, in the aggregate.

The Notice enables the Company to initiate arbitration should an amicable resolution of the dispute with the Mexican government not be reached. The filing of the Notice must precede initiation of arbitration by a minimum of 90 days.

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In good faith and in the spirit of cooperation, through its March 14, 2024 notice Almaden invited Mexico once again to engage in discussions and negotiations with a view to achieving an amicable resolution of the dispute. On May 9, 2024 Mexico proposed dates for a meeting at the end of May. The Company confirms that it is taking all necessary actions to preserve its rights and protect its investments in Mexico. The Company’s desire is for all parties to reach a mutually acceptable outcome swiftly and amicably. If such an outcome is not achieved during consultations, the Company expects it will have no alternative but to pursue its claims before an arbitral tribunal and seek full compensation for damages the Company has suffered as a result of Mexico’s acts and omissions. The Company retained international arbitration counsel at Boies Schiller Flexner LLP to advise and will consider any other actions necessary to ensure its rights are preserved.

Further background on these legal matters is provided below in the section titled “Risks and Uncertainties”.

NYSE Listing

As previously announced, Almaden ceased being in compliance with the continued listing standards of the NYSE American exchange because its securities were trading for a low price per share for a substantial period of time, which NYSE American determines to be a 30-trading-day average price of less than US$0.20 per share. The Company’s continued listing on the NYSE American exchange was predicated on it demonstrating sustained price improvement within a reasonable period of time which was determined to be no later than April 19, 2024.

In view of the continued uncertainty relating to the Ixtaca project and the Company’s wish to provide predictability to shareholders, the Company voluntarily delisted from the NYSE American exchange, and is now trading in the U.S. on the OTCQB Marketplace under symbol “AAUAF”. The Company also continues to trade on the TSX exchange under symbol “AMM”.

OVERALL PERFORMANCE

Overview

Company Mission and Focus

The Company’s goal is to advance the Ixtaca gold-silver deposit to become a low-cost, modern mine which makes a positive social difference.

Qualified Person

Morgan Poliquin, P.Eng., a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the President, Chief Executive Officer and a director of Almaden, has reviewed and approved the scientific and technical information in this MD&A. Much of the scientific and technical contents in this MD&A are derived from the Technical Report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico, NI 43-101 Technical Report on the Feasibility Study” with an effective date of January 24, 2019 (the “FS”). The independent Qualified Persons responsible for preparing the FS are set out below under the heading, “Qualified Persons, Sample Preparation, Analyses, Quality Control and Assurance”.

Use of the Terms “Mineral Resources” and “Mineral Reserves”

All capitalized terms used but not defined in this MD&A have the meanings given to them in NI 43-101 and the 2014 CIM definitions Standards on Mineral Resources and Reserves (the “CIM Standards”).

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under CIM Standards, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by a Preliminary Feasibility Study or a Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that extraction could reasonably be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource, and may only be converted to a Probable Mineral Reserve.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

The disclosure in this MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Accordingly, information contained in this MD&A containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder For example, the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves under United States rules. “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility Studies or Pre-Feasibility Studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

Ixtaca (Tuligtic) – Mexico

The following is a brief description of the mineral project in which the Company has an interest, subject to the legal proceedings described under “Risk and Uncertainties – Title to mineral properties”. Almaden does not currently hold title to the mineral concessions underlying the Ixtaca Deposit and there is no guarantee that it will in the future. Additional technical information can be obtained from Almaden’s website at www.almadenminerals.com and in the FS, which is available under the Company’s SEDAR profile at www.sedar.com.

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Location and Ownership

The Company holds an interest in the Ixtaca Project described below and under “Risk and Uncertainties – Title to the mineral properties”, subject to a 2% net smelter return (“NSR”) royalty held by Almadex. The Ixtaca Project lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit, which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold. The Tuligtic property, located in Puebla State, was acquired by staking in 2001 following prospecting work carried out by the Company in the area. Since that time, Almaden has had agreements to develop the property with three separate parties, all of whom relinquished all rights to the property and none of whom conducted work on the Ixtaca zone. The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico. Almaden does not currently hold title to the mining concessions underlying the Ixtaca Deposit and there is no guarantee that it will in the future. The nature of the Company’s interest in the Ixtaca Project is described in the section below entitled “Title to Mineral Properties”.

Claims and Title

Almaden’s interest with respect to the Tuligtic Property is held by Minera Gorrion S.A. de C.V., a subsidiary of Almaden, through the holding company, Puebla Holdings Inc., and is subject to a 2% NSR in favour of Almadex.

To maintain a claim in good standing in Mexico, the holder is required to meet annual exploration or exploitation expenditure requirements. Given that the Original Concessions have reverted to application status, the Company has been advised that currently there are no taxes or expenditure requirements relating to them.

Almaden does not currently hold title to the mineral concessions underlying the Ixtaca Deposit and there is no guarantee that it will in the future. The Tuligtic Property was identified by Almaden in 2001, following the recognition of surficial clay deposits that were interpreted to represent high-level epithermal alteration. The Cerro Grande concession was granted to the Company in 2003, and the Cerro Grande 2 concession was granted to the Company in 2009. The Property originally consisted of approximately 14,000 hectares (the “Original Concessions”), as shown below:

Claim Name	Claim Number	Area (hectares)	Valid Until Date
Cerro Grande	219469	11,202	March 5, 2053
Cerro Grande 2	233434	3,028	February 23, 2059
Total		14,230

Legal Dispute

On April 7, 2015, the Ejido Tecoltemi, a community granted communal agrarian lands by the Mexican Government and whose lands (the “Ejido Lands”) overlapped with the southeastern portion of the Company’s original mineral concessions, filed an Amparo in a lower court in Puebla State, claiming that Mexico’s mineral title system is unconstitutional because Indigenous consultation is not required before the granting of mineral title (the “Amparo” or “Mineral Title Lawsuit”). The Amparo was against the Mexican government (President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office), and used the Company’s two Original Concessions covering the Ixtaca Project as the subject matter of the Amparo. Almaden, through its Mexican subsidiary Minera Gorrión, was therefore considered an interested party in the Amparo. The Original Concessions covered Almaden’s Ixtaca Project and the Ejido Lands. The Ejido Lands overlapped approximately 330 ha of the far southeastern corner of the Original Concessions.

Shortly after the Amparo was filed in April 2015, the lower court in Puebla State ordered the suspension of Almaden from conducting exploration and exploitation work over those portions of the Original Concessions which overlap with the Ejido Lands.

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Mineral tenure over the Ejido Lands is not material to the Ixtaca Project. The Ejido Lands do not overlap the Ixtaca Project or its environmental or social area of impact. Almaden has never tried to negotiate access to the Ejido Lands, never conducted exploration work on the Ejido Lands, and has no interest in conducting any future exploration or development work over the Ejido Lands. The Ejido Lands are in a different drainage basin than the Ixtaca Project and the Company does not need to travel though the Ejido Lands to access the Ixtaca Project.

On April 15, 2019, the lower court in Puebla State ruled that Mexico’s mineral title system is unconstitutional. The Company’s concessions were ruled to be illegal, but the mineral rights over that land were ordered to be held for Almaden until such time as indigenous consultation could be completed.

Under Mexican law, any decisions in the Amparo, such as the April 15, 2019 lower court ruling, are granted in a provisional manner and only become final once the decisions are no longer subject to further appeal. The Superior (Collegiate) Court accepted the appeals of each of the Mexican Congress, Senate, Secretary of Economy and mining authorities, as well as Almaden as an interested party, against the April 15, 2019 provisional lower court decision in the Amparo.

On April 14, 2021, the Company announced that the Collegiate Court issued its decision on the Amparo, stating that it does not have the necessary authority to rule on the appeals. The case passed directly to the Supreme Court of Justice of Mexico (“SCJN”).

In early 2022, the SCJN ruled that the Mexican mineral title law is constitutional, but that Economia should have provided for a consultation procedure with relevant indigenous communities prior to issuing mineral titles to the Company. The SCJN ordered Economia to declare Almaden’s mineral titles ineffective, or void, and to revert them to application status in order to facilitate indigenous consultation.

The SCJN decision provided guidance to Mexican authorities regarding the procedures required to be followed by those authorities in the follow-up to its decision and performance of indigenous consultation. The decision also clarified that unless there is a significant impact on the rights of an indigenous community caused by the granting of the mineral title, such as relocation or something similar, title issuance is not dependent upon the consent of any indigenous community. The lower court in Puebla State was responsible for ensuring that the SCJN decision was properly implemented.

On July 4, 2022, the Company announced that Economia was officially notified of the SCJN decision and in turn notified Almaden that the Company’s mineral titles relating to the Ixtaca Project were “ineffective”, or void. Almaden understood this to mean that the mineral title reverted to application status and that these applications remained effective and preserved the mineral rights for Almaden but did not allow the Company to engage in exploration until such time as Economia completed its court-ordered indigenous consultation.

On February 22, 2023, the Company announced that Economia made a submission to the lower court in Puebla State seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008 (the “Submission”). The Submission claimed that the applications contained technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging technical faults in the mineral title applications, Economia appeared to be arbitrarily seeking to deny the grant of the mineral titles and avoid the indigenous consultation ordered by the 2022 decision of the SCJN. Such consultation would have been welcomed by both the Company and surrounding community members.

On April 13, 2023, Almaden reported that the lower court in Puebla State ruled that the Submission formally complied with the SCJN decision. However, the court ruling appeared to rely heavily on Economia’s Submission regarding the Company’s 2002 and 2008 title applications, and in its decision the court did not provide arguments to address the Company’s challenge of the Submission.

Almaden and local community members filed separate appeals of this decision to the Federal Appeals court (“TCC”), which in October 2023 dismissed all of the appeals filed by the Parties and confirmed the Submission is compliant with the 2022 decision of the SCJN, since the SCJN decision did not formally prevent Economia from reviewing the technical aspects of the mineral title applications.

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However, the TCC ruling did not address the validity of the Submission and therefore safeguarded the Company’s right to challenge the substance and legality of the Submission through the Mexican Federal Administrative Court (“TFJA”).

Subsequent to the Submission, the Company had initiated legal action in the TFJA and on October 16, 2023 announced that the TFJA granted a definitive injunction in relation to the Submission, which prevents Economia from releasing the mineral rights covered by Almaden’s mineral title applications to third parties while the trial continues, anticipated to last approximately 18 months in total.

On December 13, 2023, the Company delivered to Mexico a Request for Consultations in accordance with the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) relating to an investment dispute with Mexico. Almaden sent the Request for Consultations to Mexico’s General Directorate of Legal Consultancy for International Trade (Dirección General de Consultoría Jurídica de Comercio Internacional).

The Company has suffered substantial harm arising out of Mexico’s conduct in breach of its investment protection obligations under the CPTPP, including (without limitation):

•	Economia’s declaration that the Project’s mineral titles were ineffective, or void;
•	Economia’s reassessment of the original applications for the mineral titles holding them to be deficient and unfeasible, contradicting the position previously adopted by it, and violating the Company and its subsidiary’s right to amend or supplement the mineral title applications; and
•	the Mexican Secretariat of Environment and Natural Resources’ (Secretaría del Medio Ambiente y Recursos Naturales, “SEMARNAT”) delay in issuance and ultimate refusal to issue the environmental permit (Manifiesto de Impacto Ambiental) for the Ixtaca project.

The Request for Consultations enables the Company to initiate arbitration should an amicable resolution of the dispute with the Mexican government not be reached. The filing of the Request for Consultations initiates a six-month consultation period between the parties, during which they are to attempt to amicably settle the dispute. If no settlement is reached in that six-month period, the Company may then initiate international arbitration proceedings against Mexico in accordance with the CPTPP after serving a notice of intent to submit claims to arbitration. On December 29, 2023, Mexico acknowledged receipt of the Request for Consultations and stated that it would propose dates for a consultation meeting in the near future.

On March 14, 2024, the Company delivered to Mexico written notice of its intention to submit a claim (“Claim”) to arbitration against Mexico (the “Notice”) in accordance with Article 9.19.3 of the CPTPP. This Notice was delivered by Almaden together with Almadex, on behalf of themselves and their Mexican subsidiaries.

Amongst other things, the Notice sets out the factual background of the dispute as well as the legal basis of the resulting Claim, the provisions of the CPTPP that Mexico has breached, and the relief sought. The damages relating to the Almaden and Almadex Claim will be for no less than US$200 million, in the aggregate.

The Notice enables the Company to initiate arbitration should an amicable resolution of the dispute with the Mexican government not be reached. The filing of the Notice must precede initiation of arbitration by a minimum of 90 days. On May 9, 2024, Mexico responded to the Company’s Request for Consultations and proposed a meeting at the end of May.

Feasibility Study and Updated Resource Estimate

On December 11, 2018, Almaden announced the results of an independent Feasibility Study titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study” (defined above as the “FS”). The FS was subsequently filed on SEDAR on January 24, 2019. An update to the FS was filed on SEDAR on October 3, 2019.

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FS HIGHLIGHTS

(All values shown are in US$. Base case uses $1,275/oz gold and $17/oz silver prices. Gold and silver equivalency calculations assume 75:1 ratio).

•	Average annual production of 108,500 ounces gold and 7.06 million ounces silver (203,000 gold equivalent ounces, or 15.2 million silver equivalent ounces) over first 6 years;
•	After-tax IRR of 42% and after-tax payback period of 1.9 years;
•	After-tax NPV of $310 million at a 5% discount rate;
•	Initial Capital of $174 million;
•	Conventional open pit mining with a Proven and Probable Mineral Reserve of 1.39 million ounces of gold and 85.2 million ounces of silver;
•	Pre-concentration uses ore sorting to produce a total of 48 million tonnes of mill feed averaging 0.77 g/t gold and 47.9 g/t silver (2.03 g/t gold equivalent over first 6 years, 1.41 g/t gold equivalent over life of mine);
•	Average LOM annual production of 90,800 ounces gold and 6.14 million ounces silver (173,000 gold equivalent ounces, or 12.9 million silver equivalent ounces);
•	Operating cost $716 per gold equivalent ounce, or $9.55 per silver equivalent ounce;
•	All-in Sustaining Costs (“AISC”), including operating costs, sustaining capital, expansion capital, private and public royalties, refining and transport of $850 per gold equivalent ounce, or $11.30 per silver equivalent ounce;
•	Elimination of tailings dam by using filtered tailings significantly reduces the project footprint and water usage.

Feasibility Study Summary

Almaden engaged a team of consultants led by Moose Mountain Technical Services (“MMTS”) to undertake the FS. MMTS was responsible for mining, metallurgy, processing, infrastructure and the economic evaluation, APEX Geoscience Ltd. for exploration and drill data QA/QC, Giroux Consultants for the resources estimation, and SRK Consulting (U.S.), Inc. for aspects related to geotechnical, tailings and water management.

Table 1 – Summary of the Economics of the Ixtaca Feasibility Study

	Amount
Pre-Tax NPV (5%)	$470 million
Pre-Tax IRR	57%
Pre-Tax Payback	1.6 Years
Post-Tax NPV (5%)	$310 million
Post-Tax IRR	42%
Post-Tax Payback	1.9 Years
Initial Capital	$174 million
Life of Mine	11 Years
Waste/ ROM ore ratio	4.5:1
	Years 1 - 6	Life of Mine (LOM)
Cash Operating Cost ($/AuEq oz.)	667	716
AISC ($/AuEq oz.)	810	850
Annual Gold production (000's oz.)	108	90
Annual Silver production (000's oz.)	7,071	6,160
Annual Gold equivalent production (000's oz.)	202	173
Average mill feed grade (g/t) Au	1.10	0.77
Average mill feed grade (g/t) Ag	69.3	47.9
Average mill feed grade (g/t) AuEq	2.03	1.41

Economics assume a Gold Price of $1275/Oz and Silver Price of $17/Oz and are estimated on a 100% equity basis.

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Geology and Mineral Resource Estimate

The Ixtaca deposit is an epithermal gold-silver deposit, mostly occurring as anastomosing (branching and re-connecting) vein zones hosted by limestone and shale basement rocks with a minor component of disseminated mineralisation hosted in overlying volcanic rocks. The wireframe models constructed to define the overall vein zones therefore contain interspersed irregular zones of barren limestone dilution. In this FS the limestone unit hosts 75% of the metal produced, the volcanic unit hosts 12% and the black shale unit hosts 13% on a gold-equivalent basis. The Mineral Resources for Ixtaca are presented in Table 2.

Table 2- Summary of Ixtaca Mineral Resources

MEASURED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	43,380,000	0.62	36.27	1.14	862	50,590	1,591
0.50	32,530,000	0.75	44.27	1.39	788	46,300	1,454
0.70	25,080,000	0.88	51.71	1.63	711	41,700	1,312
1.00	17,870,000	1.06	61.69	1.95	608	35,440	1,118

INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	80,760,000	0.44	22.67	0.77	1,145	58,870	1,994
0.50	48,220,000	0.59	30.13	1.02	913	46,710	1,586
0.70	29,980,000	0.74	37.79	1.29	715	36,430	1,240
1.00	16,730,000	0.96	47.94	1.65	516	25,790	888

INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	40,410,000	0.32	16.83	0.56	412	21,870	726
0.50	16,920,000	0.44	25.43	0.80	237	13,830	436
0.70	7,760,000	0.57	33.80	1.06	142	8,430	264
1.00	3,040,000	0.79	43.64	1.42	77	4,270	139
1.	Ixtaca Mineral Resources Estimate have an effective date of 8 July 2018. The Qualified person for the estimate is Gary Giroux, P.Eng.

2.	Base Case 0.3 g/t AuEq Cut-Off grade is highlighted. Also shown are the 0.5, 0.7 and 1.0 g/t AuEq cut-off results. AuEq calculation based average prices of $1250/oz gold and $18/oz silver. The Base Case cut-off grade includes consideration of the open pit mining method, 90% metallurgical recovery, mining costs of $1.82/t, average processing costs of $11.7, G&A costs of $1.81/t

3.	Mineral Resources are reported inclusive of those Mineral Resources that have been converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal or other relevant issues. The Mineral Resources have been classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves in effect as of December 11, 2018.

5.	All figures were rounded to reflect the relative accuracy of the estimates and may result in summation differences.

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Mine Plan

The Ixtaca gold-silver project is planned as a typical open pit mining operation using contractor mining. Initial production will ramp up to a mill feed rate of 7,650 tonnes per day followed by an expansion to 15,300 tonnes per day from Year 5 onwards.

An ore control system is planned to provide field control for the loading equipment to selectively mine ore grade material separately from the waste.

Mining operations will be based on 365 operating days per year with three 8 hour shifts per day.

Processing

The FS reflects the Rock Creek process plant which has been purchased by Almaden. Run of mine ore will be crushed in a three-stage crushing circuit to -9 mm.

The FS also incorporates ore sorting, test work for which has shown the ability to separate barren or low grade limestone host rock encountered within the vein swarm from vein and veined material (see Almaden news release of July 16th 2018). Product from the secondary crusher will be screened in to coarse (+20mm), mid-size (12 to 20 mm), and fine (-12mm) fractions. Coarse and mid-size ore will be sorted by an XRT ore sort machine to eject waste rock. Fine ore will bypass the ore sorting and is sent directly to the mill.

Ore sort waste from Limestone and Black Shale is below waste/ore cutoff grade and is placed in the waste rock dump. Ore sort ‘waste’ from the Volcanic unit is low grade ore and will be stockpiled for processing later in the mine life. Ore sorting pre-concentration increases the mill feed gold and silver grades by 32% and 31% respectively compared to run of mine (ROM) grades. Table 3 shows ROM grades with ore sort waste removed from the ROM, and the resulting mill feed.

Table 3 Ore Sort Mill Feed grade improvement

		ROM	Ore sort	Mill
		Ore	Waste	Feed
Limestone	million tonnes	51.5	18.8	32.7
	Au g/t	0.572	0.24	0.763
	Ag g/t	37.5	12.0	52.2
Black Shale	million tonnes	12.2	6.3	5.8
	Au g/t	0.517	0.25	0.806
	Ag g/t	44.4	20.0	70.8
Volcanic	million tonnes	9.4	-	9.4
	Au g/t	0.790	-	0.790
	Ag g/t	18.6	-	18.6
TOTAL	million tonnes	73.1	25.1	48.0
	Au g/t	0.591	0.24	0.773
	Ag g/t	36.3	14.0	47.9

Crushed ore is transported to the grinding circuit by an over land conveyor. Grinding to 75 microns is carried out with ball milling in a closed circuit with cyclones. Cyclone underflow is screened and the screen undersize is treated in semi-batch centrifugal gravity separators to produce a gravity concentrate.

The gravity concentrate will be treated in an intensive leach unit with gold and silver recovered from electrowinning cells.

The cyclone overflow will be treated in a flotation unit to produce a flotation concentrate. After regrinding the flotation concentrate leaching will be carried out in 2 stages. CIL leaching for 24 hours will complete gold extraction, followed by agitated tank leaching to complete silver leaching. A carbon desorption process will recover gold and silver from the CIL loaded carbon, and a Merrill Crowe process will recover gold and silver from pregnant solution from the agitated leach circuit.

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Cyanide destruction on leach residue is carried out using the SO2/Air process. Final tailings are thickened and filtered then dry stacked and co-disposed with mine waste rock.

Average process recoveries from mill feed to final product over the life of mine are summarized in Table 4 for each ore type.

Table 4 Average Life of Mine Process Recoveries from Mill Feed

	Gold	Silver
Limestone	88.5%	86.8%
Volcanic	64.4%	76.3%
Black Shale	54.5%	84.7%

Water and Waste Management

One of Almaden’s top priorities at Ixtaca is water quality and a mine plan that provides a permanent and consistent long-term supply of water for residents. The plan outlined in the FS has evolved through the open dialogue between the Company and residents over the past number of years and as part of the Social Investment Plan consultation (see section below titled “Community Consultations”).

Rainfall in the Ixtaca vicinity falls primarily during a relatively short rainy season. With no local water storage facilities, the flash flows of water are currently lost to the communities. Under the FS, rainwater will be captured during the rainy season in the water storage reservoir and slowly released during the dry season, for use by both the mining operation and local residents.

Extensive geochemical studies have evaluated the potential for acid rock drainage and metal leaching from the waste rock and tailings using globally accepted standardised methods of laboratory testing and in compliance with Mexican regulations. Most of the waste rock at Ixtaca is limestone, and the studies of both waste rock and tailings have consistently shown that there is more than enough neutralising potential present in the waste rock to neutralise any acid generated. Testing to date also indicates low potential for metal leaching. These results along with the excellent access to potential markets in the growing industrial state of Puebla, indicate the potential for rock waste and tailings from the Ixtaca deposit to be secondary resources such as aggregate and cement feedstock.

In consideration of these findings and the hydrologic conditions at Ixtaca, Almaden and its consultants reviewed Best Available Technology and Best Applicable Practice in the design and planning of tailings management at Ixtaca, which resulted in selecting a dry-stack tailings facility which would include co-disposal of waste with filtered tailings, use much less water than traditional slurry facilities, reduce the mine footprint, allow for better dust control, and enable earlier rehabilitation of the tailings and waste disposal areas.

Mineral Reserve Estimate

Mineral Reserves in Table 5, have been developed by MMTS with an effective date of November 30, 2018, and are classified using the CIM Standards. The Mineral Reserves are based on an engineered open pit mine plan.

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Table 5 – Mineral Reserves

	Tonnes	Diluted Average Grades		Contained Metal
	(millions)	Au (g/t)	Ag (g/t)	Au - '000 ozs	Ag - '000 ozs
Proven	31.6	0.70	43.5	714	44,273
Probable	41.4	0.51	30.7	673	40,887
TOTAL	73.1	0.59	36.3	1,387	85,159

•	Mineral Reserves have an effective date of November 30, 2018. The qualified person responsible for the Mineral Reserves is Jesse Aarsen, P.Eng of Moose Mountain Technical Services.
•	The cut-off grade used for ore/waste determination is NSR>=$14/t
•	All Mineral Reserves in this table are Proven and Probable Mineral Reserves. The Mineral Reserves are not in addition to the Mineral Resources but are a subset thereof. All Mineral Reserves stated above account for mining loss and dilution.
•	Associated metallurgical recoveries (gold and silver, respectively) have been estimated as 90% and 90% for limestone, 50% and 90% for volcanic, 50% and 90% for black shale.
•	Reserves are based on a US$1,300/oz gold price, US$17/oz silver price and an exchange rate of US$1.00:MXP20.00.
•	Reserves are converted from resources through the process of pit optimization, pit design, production schedule and supported by a positive cash flow model.
•	Rounding as required by reporting guidelines may result in summation differences.

Legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Reserves are provided below under the heading “Risks and Uncertainties” and under the headings “Risk Factors” and “Mineral Property” in the Company’s Annual Information Form.

Capital and Operating Costs

Initial capital cost for the Ixtaca gold-silver project is $174 million and sustaining capital (including expansion capital) is $111 million over the LOM. The estimated expansion capital of $64.5 million will be funded from cashflow in Year 4 for the throughput ramp-up in Year 5. Estimated LOM operating costs are $26.8 per tonne mill feed. The following tables summarize the cost components:

Table 6 – Initial Capital Costs ($ millions)

Mining	$22.2
Process	$80.2
Onsite Infrastructure	$24.3
Offsite Infrastructure	$7.5
Indirects, EPCM, Contingency and Owner’s Costs	$39.9
Total	$174.2

Table 7 – Expansion Capital Costs ($ millions)

Mining	$1.2
Process	$56.9
Infrastructure	$1.5
Indirects, EPCM, Contingency and Owner’s Costs	$5.0
Total	$64.5

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Table 8 – LOM Average Operating Costs ($)

Mining costs	$/tonne milled	$15.2
Processing	$/tonne milled	$10.5
G&A	$/tonne milled	$1.1
Total	$/tonne milled	$26.8

Economic Results and Sensitivities

A summary of financial outcomes comparing base case metal prices to alternative metal price conditions are presented below. The FS base case prices are derived from current common peer usage, while the alternate cases consider the project’s economic outcomes at varying prices witnessed at some point over the three years prior to the effective date of the FS.

Table 9 - Summary of Ixtaca Economic Sensitivity to Precious Metal Prices (Base Case is Bold)

Gold Price ($/oz)	1125	1200	1275	1350	1425
Silver Price ($/oz)	14	15.5	17	18.5	20

Pre-Tax NPV 5% ($million)	229	349	470	591	712
Pre-Tax IRR (%)	35%	46%	57%	67%	77%
Pre-Tax Payback (years)	2.0	1.8	1.6	1.4	1.3

After-Tax NPV 5% ($million)	151	233	310	388	466
After-Tax IRR (%)	25%	34%	42%	49%	57%
After-Tax Payback (years)	2.6	2.1	1.9	1.7	1.5

Community Consultations

Almaden has a long history of engagement with communities in the region around the Ixtaca Project. Amongst many other initiatives, the Company has trained and employed drillers and driller helpers from the local area, held ten large-scale community meetings totalling over 4,500 people, taken 480 local adults on tours of operating mines in Mexico, and held monthly technical meetings on a diverse range of aspects relating to the mining industry and the Ixtaca Project. On December 9, 2018, Almaden hosted a large-scale community meeting which was attended by over 800 people, including representatives of the new Federal Government in Mexico. At the end of 2022, the Company convened an outdoor end of year gathering in a large open space and is very appreciative of the ongoing support and optimism from local communities regarding the future of the project and the tremendous value that we can collectively deliver to the local area through project development.

In 2017, Almaden engaged a third-party consultant to lead a community consultation and impact assessment at the Ixtaca Project. In Mexico, only the energy industry requires completion of such an assessment (known in Mexico as a Trámite Evaluación de Impacto Social, or “EVIS”) as part of the permitting process. The purpose of these studies is to identify the people in the area of influence of a project (“Focus Area”) and assess the potential positive and negative consequences of project development to assist in the development of mitigation measures and the formation of social investment plans.

The EVIS and subsequent work on the development of a Social Investment Plan were conducted according to Mexican and international standards such as the Guiding Principles on Business and Human Rights, the Equator Principles, and the OECD Guidelines for Multinational Enterprises and Due Diligence Guidance for Meaningful Stakeholder Engagement in the Extractive Sector.

Fieldwork for the EVIS was conducted by an interdisciplinary group of nine anthropologists, ethnologists and sociologists graduated from various universities, who lived in community homes within the Ixtaca Focus Area during the FS to allow for ethnographic immersion and an appreciation for the local customs and way of life. This third-party consultation sought voluntary participation from broad, diverse population groups, with specific attention to approximately one thousand persons in the Focus Area.

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This EVIS resulted in changes to some elements of the mine design, including the planned construction of a permanent water reservoir to serve the local area long after mine closure, and the shift to dry-stack filtered waste management.

On May 1, 2023, the Company announced completion of a social impact assessment relating to the potential impacts caused by the grant of the Company’s Ixtaca mineral claims (the “SIA”), and the completion of an Human Rights Impact Assessment (“HRIA”) that examines the potential impacts that could be caused if the Ixtaca project is developed in a manner consistent with the Ixtaca Feasibility Study first announced on December 11, 2018.

The SIA was completed by an independent and technically capable expert consulting group named Centro de Investigaciones Interculturales, Juridicas y Ambientales, S.C. (“CIIJA”), and, consistent with the 2022 ruling of Mexico’s Supreme Court of Justice (“SCJN” – see press release of July 4, 2022) and resolutions issued by the Inter-American Court of Human Rights, is focused on the identification and prediction of potential positive and negative human rights impacts that could be caused simply through the grant of the mineral titles. The SIA also proposes adequate mitigation and compensation measures for any human rights impacts identified, through an ad hoc Social Action Plan. It considers the potential impacts on the rights of both indigenous and non-indigenous communities which physically overlap with the area of the mineral title applications.

The SIA concluded that there were no elements identified that would justify the cancellation of the concessions so long as the necessary social management measures were in place to avoid, mitigate or compensate for the potential negative impacts and amplify the positive ones.

The SIA was completed in the Fall of 2022 and submitted to Mexico’s Ministry of the Economy (“Economia”) in order to provide the Mexican State with a social impact study completed by an independent and technically capable entity and thus enable Economia to proceed with free prior and informed consultation of indigenous communities in fulfilment of its compliance with the February 2022 decision of the SCJN. At the time of submission of the SIA, the Company also submitted modified claim applications requesting a significant reduction to the area of the mineral title applications.

The HRIA was commenced in 2021 (see press release of October 19, 2021) and represents a much more significant and holistic study than the SIA, as it aims to predict, identify, characterize, and assess the potential positive and negative impacts that the Ixtaca project could have during its lifespan on the human rights of both indigenous and non-indigenous communities located within its areas of influence and on other identified project stakeholders. In the event potential impacts are identified, the HRIA proposes strategies to amplify the positive and mitigate or compensate for the negative. The HRIA is not confined to the area of the mineral title applications and defines three areas of influence of the project: core, direct, and indirect.

The HRIA was also led by CIIJA. The Company believes that completion of an HRIA reflects best international standards and produces substantial long-term value for stakeholders as it is conducive to operational continuity, community integration with the project, and culturally pertinent sustainable development for all stakeholders. The Company expects that the HRIA would be an important consideration for Mexican authorities at the time of potential permitting of the Ixtaca project as currently envisaged, which the Company would likely proceed with barring legislative changes in Mexico and subject to receipt of the required mineral titles.

This important exercise involved extensive field work under the oversight of an independent Advisory Committee comprised of local community representatives and the following subject-matter experts:

Dr. S. James Anaya – Chair of Advisory Committee. Dr. Anaya is the former dean of the University of Colorado Law School. He is a graduate of the University of New Mexico (B.A., 1980) and Harvard Law School (J.D., 1983). He has taught and written extensively on international human rights and issues concerning indigenous peoples and has lectured in many countries throughout the world. Dr. Anaya served as the United Nations Special Rapporteur on the Rights of Indigenous Peoples from May 2008 to June 2014, where he participated in the drafting of the United Nations Declaration on the Rights of Indigenous Peoples.

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Ms. Katya Puga – Ms. Puga holds a Bachelor's degree in Political Science from the Instituto Tecnológico y de Estudios Superiores of Monterrey (2006), and pursued an MPhil in Social Studies at the Universidad Nacional Autónoma of Mexico. She has served as the Under-Secretary for Planning and Environmental Policy at Mexico’s Ministry of the Environment (“SEMARNAT”) and Director of Social Impact and Surface Occupation at the Ministry of Energy. She has also gained significant experience at departments within the United Nations, most notably as Liaison with the UN program for development where she led projects around democratic dialogues and indigenous peoples rights.

Dr. María del Carmen Carmona - Dr. Carmona studied law at the Escuela Libre de Derecho in Mexico and later specialized in Natural Resources Law at the Universidad Iberoamericana, prior to receiving a Doctorate in Political Science from the Universidad Nacional Autónoma of Mexico in 1996. She is a full-time researcher at the prestigious Legal Research Institute at UNAM, as well as a Level II member of the National Research System. Her research focuses on Environmental Law, Natural Resource Law, Human Rights that are related to the right to a healthy environment, Water Law, regulatory status of underground water, Coastal Law, Indigenous Law and Energy Justice. She has served as Under Attorney General at SEMARNAT.

Dr. Sergio Puig - Dr. Puig studied law at the Instituto Technologico Autonomo de Mexico (LL.B., 2002) and received a doctoral degree (JSD) in International Economic Law from Stanford Law School in 2009. He is currently the Evo DeConcini Professor of Law and Director of the International Trade and Business Law Program at the University of Arizona, as well as the Co-Editor in Chief of the Journal of International Economic Law. Before joining the University of Arizona, Professor Puig was the teaching fellow of the Program in International Legal Studies (SPILS) at Stanford and served as a lecturer in law at Duke and Stanford Universities. Before entering academia, he practiced law in Mexico and the USA, and worked at the World Bank and International Centre for Settlement of Investment Disputes (ICSID).

The Advisory Committee was charged with ensuring the HRIA was conducted in an independent manner with a robust methodology, and also provided comments and proposed mitigation measures for the identified impacts.

In their final comments regarding the HRIA, the Advisory Committee stated that the HRIA was:

“developed in accordance with sound procedures, based on international standards and good practices, as well as with professionalism, seriousness, and good faith.”

The Advisory Committee also emphasized the Company’s need to continue to exercise due diligence to ensure that the human rights of individuals and communities that might be affected by the Ixtaca project are protected.

The HRIA itself involved hundreds of interactions with individuals and groups throughout the areas of influence of the Ixtaca project. It identified four core communities that would receive the majority of both positive and negative impacts of the project – Santa Maria Zotoltepec (pop. 478), Zacatepec (pop. 285), Ixtacamaxtitlan (pop. 515), and Loma Larga (pop. 83). The HRIA concludes that:

“the impacts identified, given the early stage of the Project, can be avoided or mitigated through actions that translate into plans and programs, which in turn will be aligned with the company's Human Rights Policy, which is very positive since it has the necessary time to design and implement them, and thus avoid their occurrence or reduce the magnitude of the impact so that compensation for violating human rights is not required.”

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“In accordance with the above we can mention that the state of compliance and enjoyment of human rights in the region of influence is reasonably high, taking into account that in reality the formal or official data regarding compliance and enjoyment of human rights in the region are extremely limited due to the absence of specific sources and therefore generating or obtaining reliable data in this regard has been complicated because the available data are usually general and present situations rather limited to the interaction with authorities; However, no specific data was obtained from the surveys, workshops and interviews that demonstrate facts or acts directly attributable to the company developing the Project that violate the human rights of individuals and communities surrounding the Project, and even when impacts on the enjoyment of the aforementioned rights are foreseen or can be foreseen, it should be noted that as long as the mining company that will develop the Project both in its construction phase and in its operation phase is in compliance with applicable laws and regulations as well as in accordance with the standards and practices commonly accepted in the mining industry, the violation or non-compliance with human rights is a minor possibility that can be addressed and resolved in most cases in accordance with the internal plans and policies of the Project as mentioned in this document.”

Almaden takes seriously the conduct of human rights due diligence and the planning, development, and implementation of policies and procedures as and if the Ixtaca project advances. This includes the understanding that ongoing dialogue may lead to changes in mine design, as it has in the past during feasibility stage mine design (e.g. see press release, March 21st, 2018). In this respect, it is pleased to recall the community agreements signed with the Ejido of Santa Maria Zotoltepec, the Irrigation Group of Small Producers from Zacatepec A.C. (“IGSP”), and the United Ejidatarios for the Sustainable Development of Santa María Zotoltepec, A.C. These agreements provide a strong basis for ongoing dialogue and the delivery of shared benefits from the project.

The SIA, HRIA and related documents are available on the website of the Company’s Mexican subsidiary, Minera Gorrión.

Economic Contributions

The FS anticipates that approximately 600 direct jobs will be created during the peak of construction, and 420 jobs will be generated during operations. Assuming base case metal prices, under this FS, Ixtaca is anticipated to generate approximately US$130 million in Federal taxes, US$50 million in State taxes and US$30 million in Municipal taxes.

Closure and Reclamation

Mine waste areas will be reclaimed and re-vegetated at the end of mining activity. At closure, all buildings will be removed and remaining facilities, except for the water storage dam (WSD), will be reclaimed and re-vegetated. The WSD and the availability of this water to the local communities will remain after closure.

Opportunities

Several opportunities excluded from the base case economics have been identified in the FS.

•	Results from the ore sorting tests identified several opportunities to increase the ore sort efficiency and could result in a further increase in mill feed grades. These opportunities will be investigated with future test work.

•	Gold extraction recoveries in the minor black shale unit are currently impeded by the presence of carbonaceous material. Recent test work including carbon pre-flotation and ultra-fine gravity separation has demonstrated that the carbon can be liberated and removed with a significant improvement in gold recovery. This test work is ongoing and is expected to improve the black shale gold recovery.

•	Test work carried out on Ixtaca limestone waste rock samples concluded that Ixtaca limestone waste rock is suitable for many types of concrete use and other applications such as shotcrete, subgrade, asphalt aggregate or railroad ballast with little effort and processing. Concrete produced with tests on Ixtaca limestone aggregate performed very well, achieving the 28-day design compressive strength of 30 MPa already at 7 days, and more than 40 MPa at 28 and 56 days.

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Ixtaca is connected by 60 km of paved road to the industrial city Apizaco, 120 km of paved road to the state capital of Puebla, and 170 km of paved road to Mexico City.

The sale of limestone ore sort rejects (a waste product) as an aggregate presents a very significant potential source of revenue to the project at no additional capital or operating cost to the project. There is also potential to sell some of the ROM waste rock as an aggregate.

•	Fine aggregate from crushing and grinding operations is also expected to perform in a similar way to the coarse aggregate. Chemical analysis of the fine aggregate indicates that it is also suitable as a raw material for the production of lime cement or Portland cement if properly processed and blended with suitable silica aluminates.

Next Engineering and Development Steps

In December 2020, the Company announced that its initial environmental permit application submitted in 2019 for the Ixtaca Project (the “MIA”) was not approved by Mexican authorities. The Company has now prepared a revised MIA permit application and related documents which incorporate additional data presently available to the Company as well as data gathered in further field studies. The Company expects that the above-noted HRIA would also be an important consideration for Mexican authorities at the time of potential permitting of the Ixtaca project as currently envisaged, which the Company would likely proceed with barring legislative changes in Mexico and subject to receipt of the required mineral titles.

Qualified Persons, Sample Preparation, Analyses, Quality Control and Assurance

The independent qualified persons responsible for preparing the FS were: Jesse Aarsen, P.Eng., Tracey Meintjes, P.Eng., Edward Wellman PE, PG, CEG, Clara Balasko, P.E., Kristopher Raffle, P.Geo., and Gary Giroux, M.A.Sc., P.Eng., all of whom acted as independent consultants to the Company, and are Qualified Persons as defined by NI 43-101.

The analyses used in the preparation of the mineral resource estimate were carried out at ALS Chemex Laboratories of North Vancouver (“ALS”) using industry standard analytical techniques. All strongly altered or epithermal-mineralized intervals of core have been sampled. Almaden employs a maximum sample length of 2 to 3m in unmineralized lithologies, and a maximum sample length of 1m in mineralized lithologies. During the years 2010 and 2011, Almaden employed a minimum sample length of 20cm. The minimum sample length was increased to 50cm from 2012 onwards to ensure the availability of sufficient material for replicate analysis. Drill core is half-sawn using industry standard diamond core saws. After cutting, half the core is placed in a new plastic sample bag and half is placed back in the core box. Sample numbers are written on the outside of the sample bags and a numbered tag placed inside the bag. Sample bags are sealed using a plastic cable tie. Sample numbers are checked against the numbers on the core box and the sample book.

ALS sends its own trucks to the Ixtaca Project to take custody of the samples at the Santa Maria core facility and transports them to its sample preparation facility in Guadalajara or Zacatecas, Mexico. Prepared sample pulps are then forwarded by ALS personnel to the ALS North Vancouver, British Columbia laboratory, which is ISO/IEC 17025:2017 and ISO 9001: 2015 certified, for analysis.

For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. of APEX Geoscience Ltd., completed an independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses.

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The mineral resource estimate referenced in this document was prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101.

Exploration Opportunities

In addition to the Ixtaca gold-silver deposit, there are several additional exploration targets on the Company’s mineral claims, which cover an area of high level epithermal clay alteration. The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems. The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project. Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone.

The potential quantity and grade of these exploration targets is conceptual in nature. There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource. It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource. The potential quantity and grade of these exploration targets has not been used in this FS.

Any further exploration as outlined above would be contingent upon reinstatement of the Company’s mineral titles, amongst other things.

Outlook

The Company would likely proceed to submit its MIA application and related documents, including the HRIA, barring legislative changes in Mexico and subject to the receipt of the mineral titles at the property.

RISKS AND UNCERTAINTIES

Below are some of the risks and uncertainties that the Company faces. For a full list of risk factors, please refer to the Company’s AIF for the year ended December 31, 2023, as filed on SEDAR on March 20, 2024, under the heading “Annual Information Form”.

Industry

The Company is engaged in the exploration and development of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered, developed and economically produced. Few exploration projects result in the discovery of commercially mineable ore deposits. If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners or to finance development of its projects. The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates

The estimation of resources and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of resources recovered and rates of production will not be less than anticipated in the FS, the Mineral Resource Estimate, the Mineral Reserve Estimate, or otherwise.

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Title to mineral properties

Almaden does not currently hold title to the mining concessions underlying the Ixtaca Deposit and there is no guarantee that it will in the future. Almaden’s rights (“Rights”) to the Ixtaca project area stem from two mineral title applications that were originally submitted to Mexico’s Ministry of the Economy in 2002 and 2008. Of note, in November, 2022 the Company submitted amended title applications which substantially reduced the area being requested, but to date Economia has not responded to these amended mineral title applications.

By way of background, the two mineral titles previously owned by Almaden which covered the Ixtaca project were the subject of a lawsuit against the Mexican government (President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office) asserting that the Mexican mining law is unconstitutional. In April 2019, the second district court in Puebla State (“District Court”) issued a decision that Mexico’s mining law is unconstitutional because it fails to include provisions requiring consultation of indigenous communities before granting mineral titles. This decision was appealed by Mexican authorities as well as the Company as an affected third party, with the appeals being heard by Mexico’s Supreme Court (“SCJN”).

In early 2022, the SCJN ruled that the Mexican mineral title law is constitutional, but that Economia should have provided for a consultation procedure with relevant indigenous communities prior to issuing mineral titles to the Company. The SCJN ordered Economia to declare Almaden’s mineral titles ineffective, or void - to revert them to application status - and to conduct indigenous consultation prior to re-issuing them.

The SCJN decision provided guidance to Mexican authorities regarding the procedures required to be followed by those authorities in the follow-up to its decision and performance of indigenous consultation. The decision also clarified that unless there is a significant impact on the rights of an indigenous community caused by the granting of the mineral title, such as relocation or something similar, title issuance is not dependent upon the consent of any indigenous community. The District Court was responsible for ensuring that the SCJN decision was properly implemented.

On February 22, 2023, Economia made a submission to the District Court seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008 (the “Submission”). The Submission claims that the applications contain technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging technical faults in the mineral title applications, Economia appears to be arbitrarily seeking to deny the grant of the mineral titles and avoid the indigenous consultation ordered by the February 2022 decision of the SCJN. Such consultation would have been welcomed by both the Company and surrounding community members.

On April 13, 2023, Almaden reported that the District Court ruled that the Submission formally complied with the SCJN decision. However, the District Court ruling appeared to rely heavily on Economia’s Submission regarding the Company’s 2002 and 2008 title applications, and in its decision the District Court did not provide arguments to address the Company’s challenge of the Submission.

Almaden and local community members filed separate appeals of this decision to the Federal Appeals court (“TCC”), which in October 2023 dismissed all of the appeals filed by the Parties and confirmed the Submission is compliant with the 2022 decision of the SCJN, since the SCJN decision did not formally prevent Economia from reviewing the technical aspects of the mineral title applications. However, the TCC ruling did not address the validity of the Submission and therefore safeguarded the Company’s right to challenge the substance and legality of the Submission through the Mexican Federal Administrative Court (“TFJA”).

The Company had commenced proceedings before the TFJA after learning of the Submission. The TFJA has now granted a definitive injunction to Almaden’s Mexican subsidiary, Minera Gorrion (“MG”), which prevents Economia from releasing the mineral rights covered by the Company’s mineral title applications to third parties while the TFJA trial regarding the substance and legality of the Submission continues. The TFJA process is expected to take approximately 18 months.

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In summary, the Company believes that any rights held by Almaden relating to the Ixtaca project are now based on mineral title applications which have been denied by Economia, through its issuance of the Submission. The Company is in the process of disputing this denial through the TFJA.

Risks related to International Labour Organization (“ILO”) Convention 169 Compliance

The Company may, or may in the future, operate in areas presently or previously inhabited or used by indigenous peoples. As a result, the Company’s operations are subject to national and international laws, codes, resolutions, conventions, guidelines and other similar rules respecting the rights of indigenous peoples, including the provisions of ILO Convention 169. ILO Convention 169 mandates, among other things, that governments consult with indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects. Therefore, consultation with indigenous communities by Mexican authorities and the Company may be required for the Ixtaca Project.

ILO Convention 169 has been ratified by Mexico. However, to date Mexico has not implemented procedures to ensure compliance with ILO Convention 169.

As noted below under “Title to Mineral Properties”, Mexico’s SCJN has recently determined that before issuing Almaden’s mineral titles, Economia should have provided for a consultation procedure with relevant indigenous communities. Among other things, the decision ordered Economia to declare Almaden’s mineral titles ineffective, or void (“insubsistentes”) and to then conduct indigenous consultation prior to re-issuing them. Until and unless the Company’s mineral title applications are accepted and the court-ordered consultation has been completed, for which there is significant uncertainty about time and outcome, the Company cannot proceed to construction and operation of the Ixtaca Project and is not able to engage in exploration.

The standards for local implementation of the obligations assumed by Mexico under ILO Convention 169 regarding the human right to free, prior, informed consultation of Indigenous communities are currently evolving. The SCJN decision has halted and is expected to result in a significant delay in project development notwithstanding the extensive engagement already conducted by the Company in relevant communities.

Government compliance with ILO Convention 169 can result in delays and significant additional expenses to the Company arising from the consultation process with indigenous peoples in relation to the Company’s exploration, mining or development projects. Moreover, any actual or perceived past contraventions, or potential future actual or perceived contraventions, of ILO Convention 169 by Mexico creates a risk that the permits, rights, approvals, and other governmental authorizations that the Company has relied upon, or may in the future rely upon, to carry out its operations or plans could be challenged by or on behalf of indigenous peoples.

Such challenges may result in, without limitation, additional expenses with respect to the Company’s operations, the suspension, revocation or amendment of the Company’s rights or mining, environmental or export permits, a delay or stoppage of the Company’s development, exploration or mining operations, the refusal by governmental authorities to grant new permits or approvals required for the Company’s continuing operations until the settlement of such challenges, or the requirement for the responsible government to undertake the requisite consultation process in accordance with ILO Convention 169.

As a result of the inherent uncertainty in respect of such proceedings, the Company is unable to predict what the results of any such challenges would be; however, any ILO Convention 169 proceedings relating to the Company’s operations in Mexico may have a material adverse effect on the business, operations, and financial condition of the Company.

Risk related to potential proceedings under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”)

On December 13, 2023 the Company delivered to the United Mexican States (“Mexico”) a Request for Consultations in accordance with the CPTPP relating to an investment dispute with Mexico, and on March 14, 2024, the Company delivered to Mexico notice of its intention to submit a claim to arbitration against Mexico in accordance with Article 9.19.3 of the CPTPP. The Company notes its desire for all parties to reach a mutually acceptable outcome swiftly and amicably. If such an outcome is not achieved within the six months time frame for consultations, the Company expects it will have no alternative but to commence legal proceedings before an arbitral tribunal and seek full compensation for damages the Company has suffered as a result of Mexico’s acts and omissions. In the event the Company commences legal proceedings and they are decided adversely to us, these legal proceedings, or others that could be brought against the Company in the future, could have a material adverse effect on our financial position or prospects. While the Company believes it has valid reasons to commence legal proceedings, litigation matters are inherently uncertain and there is no guarantee that if proceedings commence they will be successful, or that the likely outcome of this matter will be consistent with the ultimate resolution of the matter. Any legal proceedings would require the Company to incur significant expense, devote significant resources, and may generate adverse publicity, which could materially, and possibly adversely, affect its business. The Company’s inability to enforce its rights and the enforcement of rights on a prejudicial basis by foreign courts or international arbitral tribunals could have an adverse effect on the Company’s outlook. Outcomes in any legal proceedings and the process for recovering funds even if there is a successful outcome in any legal proceedings can be lengthy and unpredictable. Furthermore, there is a risk that the Company will be unable to secure the necessary funding to advance any legal proceedings.

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Environmental, Climate Change, Health and Safety Regulation Compliance

The Company’s exploration and development activities are subject to extensive laws and regulations governing environmental protection and employee health and safety promulgated by governments and government agencies.

Environmental (inclusive of climate change) and health and safety laws and regulations are complex and have become more stringent over time. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the enforcement of, and fines and penalties for, non-compliance are becoming more stringent.

The Company is also subject to various reclamation-related conditions. Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. The Company may be subject to such requirements in connection with its activities at Ixtaca. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and could have a material adverse impact on the Company’s financial resources.

There can also be no assurance that closure estimates prove to be accurate. The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and the Company’s assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, the cost of compliance with environmental regulation and changes in environmental regulation has the potential to result in increased costs of operations, reducing the potential profitability of the Company’s future operations.

Due to increased global attention regarding the use of cyanide in mining operations, regulations may be imposed restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. If such legislation were to be adopted in a region in which the Company relies on the use of cyanide, it would have a significant adverse impact on the Company’s results of operations and financial condition as there are few, if any, substitutes for cyanide in extracting metals from certain types of ore.

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While the Company intends to fully comply with all applicable environmental and health and safety regulations there can be no assurance that the Company has been or will at all times be in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s future business, results of operations or financial condition. In October 2022, Almaden’s Mexican subsidiary, Minera Gorrion, was fined MXP 19,244 (approximately CAD$1,300) as a result of an issue relating to its administration of a registry for hazardous waste. Although the management of hazardous waste complied with the requirements of the environmental laws, the registry was in the name of a subsidiary no longer owned by the Company. The Company had initiated the transfer of this registry from that subsidiary to Minera Gorrion in August 2021, but that transfer was not completed until after the authorities’ initial inspection in November 2021. The Company has paid the fine in full.

Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. These factors may affect both the Company’s ability to undertake exploration and development activities in respect of future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it currently has an interest or in respect of which it has obtained exploration and development rights to date. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land men and legal counsel in both Mexico and Canada.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining, curtailing or closing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the exploration and development of Ixtaca.

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023.

The Decree amends the mining and water laws, including: i) the duration of the mining concession titles, ii) the process to obtain new mining concessions (through a public tender), iii) imposing conditions on water use and availability for the mining concessions, iv) the elimination of “free land and first applicant” scheme; iv) new social and environmental requirements in order to obtain and keep mining concessions, v) the authorization by the Ministry of Economy of any mining concession’s transfer, vi) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, vii) the automatic dismissal of any application for new concessions, viii) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

The process of enactment of the Decree came very quickly. Given that the Decree is substantial, and associated regulations have not yet been enacted to give effect to the more general provisions of the Decree for the purpose of interpretation and clarification on operating parameters, it is too early to assess how the Decree will be interpreted and applied. However, it is anticipated that the amendments could impact our current and future activities in Mexico but the extent of such impact is yet to be determined and could be material for the Company.

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On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a legal action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, during the second quarter of 2023, the Company filed amparo lawsuits challenging the Decree. The Company, through its subsidiary Minera Gorrión, initially obtained a definitive injunction which suspended the effects of the Decree on the Company’s Rights until the resolution of the amparo lawsuits. However, a ruling issued on March 11, 2024 dismissed this trial on the basis that (i) the original applications were made by Minera Gavilán S.A de C.V (“Gavilán”), a company no longer owned by Almaden, and (ii) Gavilán, through a separate amparo trial, is already entitled to an injunction suspending the effects of the Decree on Gavilán's concessions and applications. The Company intends to appeal this decision.

In December 2020, the Company received notification from SEMARNAT that its environmental permit application (defined above as the “MIA”) for the Ixtaca Project submitted in 2019 did not receive approval. There is no assurance that any future MIA permit application will be successful. Such an application may be subject to challenge or litigation by third parties, which may delay any decision in respect of the MIA application or which may inhibit the Company’s ability to proceed with the Ixtaca Project even in the event of a positive outcome to a resubmitted MIA application. Under Mexican law, in addition to the MIA permit, a number of additional permits from Federal, State, and Municipal authorities, including a Change of Use of Land permit, an explosives permit, a water usage permit, and permits relating to powerline construction and electrical use, among others, will be required before proceeding to construction and operation of the Ixtaca Project.

Political, economic and social environment

The Company’s mineral properties may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on the Company’s results of operations and financial condition. Areas in which the Company holds or may acquire properties may experience local political unrest and disruption which could potentially affect the Company’s projects or interests. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect the Company’s property interests or restrict its operations. The Company’s mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of the Company and may adversely affect its business. The Company faces the risk that governments may adopt substantially different policies, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates, interest rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Mexico may adversely affect the Company’s business.

The Company’s relationship with communities in which it operates is critical to the development of the Ixtaca Project. Local communities may be influenced by external entities, groups or organizations opposed to mining activities. In recent years, anti-mining NGO activity in Mexico has increased. These NGOs have taken such actions as road closures, work stoppages and law suits for damages. These actions relate not only to current activities but often in respect to the mining activities by prior owners of mining properties. Such actions by NGOs may have a material adverse effect on the Company’s operations at the Ixtaca Project and on its financial position, cash flow and results of operations.

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As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

The Company may be subject to legal proceedings that arise in the ordinary course of business

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. The litigation process could, as a result, take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties. There can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

The prices of gold, silver and other metals

The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities.

The price of silver is affected by similar factors and, in addition, is affected by having more industrial uses than gold, as well as sometimes being produced as a by-product of mining for other metals with its production thus being more dependent on demand for the main mine product than supply and demand for silver. The prices of other metals and mineral products that the Company may explore for have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. Additional capital would be required to continue with advancement and development of its properties. The sources of funds currently available to the Company are equity capital or the offering of an interest in its projects to another party. The Company believes it currently has sufficient financial resources to undertake all of its currently planned programs.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/MXN exchange rates, can impact cash flows. The exchange rates have varied substantially over time. Most of the Company’s expenses in Mexico are denominated in U.S. Dollars and MXN. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

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Possible dilution to present and prospective shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. Likewise, any debt, royalty, or streaming transaction would result in dilution, possibly substantial, to existing shareholders’ exposure to the potential cash flows generated from the Company’s projects.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At May 14, 2024, there were 12,465,000 stock options and 500,000 warrants outstanding. Directors and officers hold 10,450,000 of the options and 2,015,000 are held by employees and consultants of the Company. Directors and officers hold no warrants.

Trading volume

The relatively low trading volume of the Common Shares reduces the liquidity of an investment in the Common Shares.

Volatility of share price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining companies with operations similar to Almaden. Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists. Common indications of impairment, which is often subjective, include but are not limited to, that the right to explore the assets has expired or will soon expire and is not expected to be renewed, that substantive expenditure of further exploration is not planned, or that results are not compelling enough to warrant further exploration by the Company.

At March 31, 2024, the Company concluded that impairment indicators existed with respect to its exploration and evaluation assets and an impairment of exploration and evaluation assets of $62,586 was recognized.

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SUMMARY OF QUARTERLY RESULTS

The following tables provide selected financial information for the Company’s eight most recently completed fiscal quarters, stated in Canadian dollars in accordance with IFRS:

	Quarter Ended Mar 31, 2024 ($)	Quarter Ended Dec 31, 2023 ($)	Quarter Ended Sep 30, 2023 ($)	Quarter Ended June 30, 2023 ($)
Revenue	Nil	Nil	Nil	Nil
Other income (loss)	26,429	(62,942,349)	410,524	432,495
Comprehensive loss	(829,397)	(61,527,494)	(760,048)	(782,425)
Basic & diluted net loss per share	(0.01)	(0.44)	(0.01)	(0.01)
Total assets	12,160,073	12,714,764	76,616,631	76,932,845
Total long term liabilities	5,316,487	4,757,480	7,893,373	7,744,769
Cash dividends declared	Nil	Nil	Nil	Nil

	Quarter Ended Mar 31, 2023 ($)	Quarter Ended Dec 31, 2022 ($)	Quarter Ended Sep 30, 2022 ($)	Quarter Ended June 30, 2022 ($)
Revenue	Nil	Nil	Nil	Nil
Other income	525,964	(6,551,078)	688,123	851,737
Comprehensive loss	(550,265)	(9,653,810)	(126,457)	(926,375)
Basic & diluted net loss per share	(0.00)	(0.07)	(0.00)	(0.01)
Total assets	77,474,606	78,050,210	85,821,670	86,115,458
Total long term liabilities	7,817,837	7,805,729	6,368,007	6,260,352
Cash dividends declared	Nil	Nil	Nil	Nil

Quarterly variances in other income are dependent on the interest income earned from various levels of cash balances, financing activities related to the gold loan and cost recoveries from administrative services earned from Azucar Minerals Ltd. (“Azucar”) and Almadex. The main changes in comprehensive loss include non-cash impairments, share-based payments relating to the fair values of stock options granted, professional fees relating to the legal matters, unrealized gain on warrant liability adjusted for fair value and foreign exchange gain (loss) from foreign exchange rate fluctuations. Further details are discussed in Review of Operations and Financial Results section below.

Review of Operations and Financial Results

Results of Operations for the three months ended March 31, 2024 compared to the three months ended March 31, 2023

For the three months ended March 31, 2024, the Company recorded a comprehensive loss of $829,397, or $0.01 per common share, compared to a comprehensive loss of $550,265, or $0.00 per common share, for the three months ended March 31, 2023. The increase in comprehensive loss of $279,132 was primarily a result of a $499,535 decrease in other income offset by a $220,403 decrease in operating expenses.

As the Company is in advanced exploration stage, it has no revenue from mining operations. Other income of $26,429 (2023 – $525,964) during the three months ended March 31, 2024 relates primarily to the loss on loan extension of $328,850 (2023 - $Nil) due to the settlement of the gold loan from Almadex at maturity and the impairment of exploration and evaluation assets of $62,586 (2023 – $Nil) from the Tuligtic Property. Another contributing factor is the unrealized foreign exchange loss on gold loan payable of $109,557 compared to an unrealized foreign exchange gain on gold loan payable of $3,434 for the three months ended March 31, 2023.

The impairment of exploration and evaluation assets is due to the Mexican government’s action to revoke the Company’s mineral concession title and to prevent any further exploration and development plans on the Tuligtic Property. In light of these events and the investment dispute with Mexico under CPTPP, the Company carried out an impairment assessment of the Tuligtic Property and took a prudent approach in our judgement of the facts and circumstances, and based on the cancelled mineral concessions, the Company determined the recoverable amount under applicable accounting standards to be $1 as at March 31, 2024. As a result, the Company recognized a full impairment loss of $62,586 (2023 - $Nil). This impairment has been taken without prejudice to, or without at present attributing any specific value to the legal remedies that may be obtained through any arbitration proceedings or otherwise.

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The Company has an administrative services agreement with Azucar and Almadex whereby overhead and salary expenses are proportionally allocated as described under the heading “Transactions with Related Parties”. Amounts earned from administrative service fees depends on the business activities of each company. During Q1 2024, the Company had a decrease in administrative services fees earned from Azucar of $18,471 (2023 - $18,673), and an increase in administrative service fees from Almadex of $267,949 (2023 - $255,820) due to operational activities within each company.

Operating expenses were $855,826 during the three months ended March 31, 2024 (2023 - $1,076,229). Certain operating expenses were reported on a gross basis and recovered through other income from the administrative services agreements with Azucar and Almadex. The decrease in operating expenses of $220,403 is mainly due to a decrease of $96,000 from no stock option grants in 2024 Q1 compared to the 2023 Q1 share-based payments. Another contributing factor to a decrease in operating expenses is the decrease in professional fees of $120,131 in 2024 Q1 compared to 2023 Q1 due to the reduction of consulting needs in Mexico as the activities of the Tuligtic Project slows down.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2024, the Company had working capital of $4,586,606, including cash and cash equivalents of $3,802,065, compared to working capital of $6,724,884, including cash and cash equivalents of $5,728,749 at March 31, 2023. The decrease in working capital of $2,138,278 is due the cash balances being used for expenditures in exploration and evaluation assets and corporate affairs.

The Company has long term liabilities of $5,316,487 at March 31, 2024 compared to $4,757,480 at December 31, 2023 that relates to other components of long-term liabilities relate to long-term portion of lease liabilities of $250,233 (December 31, 2023 - $277,104) for office lease, gold loan payable of $4,495,029 (December 31, 2023 - $4,371,546) entered with Almadex on May 14, 2019, and derivative financial liabilities of $571,225 (December 31, 2023 - $108,830) related to the gold loan.

Three months ended March 31, 2024

Net cash used in operating activities during the three months ended March 31, 2024 was $347,852 (2023 - $579,413), after adjusting for non-cash activities.

Net cash used in investing activities during the three months ended March 31, 2024 was $63,911 (2023 – $318,583) related to expenditures in exploration and evaluation assets while waiting for its development permits.

Net cash used in financing activities during the three months ended March 31, 2024 was $32,155 (2023 - $31,331).

Management estimates that the current cash position and potential future cash flows will be sufficient for the Company to carry out its business for the upcoming year.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As of date of this MD&A, there were 137,221,408 common shares issued and outstanding and 150,186,408 common shares outstanding on a diluted basis. The Company had the following common shares outstanding as at the dates indicated:

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	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2022	137,221,408	$141,040,654
December 31, 2023	137,221,408	$141,040,654
May 14, 2024	137,221,408	$141,040,654

Warrants

The following table summarizes information about warrants outstanding at May 14, 2024:

	Exercise	December 31,				May 14,
Expiry date	price	2023	Issued	Exercised	Expired	2024
March 18, 2024	US$ 0.80	8,358,846	-	-	(8,358,846)	-
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		8,858,846	-	-	(8,358,846)	500,000
Weighted average exercise price		$ 1.08	-	-	$ 1.08	$ 1.50

The table in Note 10(c) to the Company’s audited annual consolidated financial statements for the year ended December 31, 2023 summarizes information about warrants outstanding as at December 31, 2023.

Stock Options

The Company grants directors, officers, employees, and contractors options to purchase common shares under its stock option plan. This plan and its terms, as well as options outstanding as at December 31, 2023, are detailed in Note 10(d) to the Company’s audited annual consolidated financial statements for the year ended December 31, 2023.

The following table summarizes information about stock options outstanding at May 14, 2024:

Expiry date	Exercise price	December 31, 2023	Granted	Exercised	Expired	May 14, 2024
March 7, 2027	$ 0.38	1,125,000	-	-	(25,000)	1,100,000
June 10, 2027	$ 0.33	3,640,000	-	-	(15,000)	3,625,000
October 4, 2027	$ 0.30	755,000	-	-	-	755,000
December 16, 2027	$ 0.33	855,000	-	-	-	855,000
February 14, 2028	$ 0.30	600,000	-	-	-	600,000
April 3, 2028	$ 0.26	1,975,000	-	-	-	1,975,000
July 10, 2028	$ 0.16	2,520,000	-	-	-	2,520,000
September 19, 2028	$ 0.18	1,035,000	-	-	-	1,035,000
Options outstanding and exercisable		12,505,000	-	-	(40,000)	12,465,000
Weighted average exercise price		$ 0.27	-	-	$ 0.36	$ 0.27

ENVIRONMENTAL PROVISIONS AND POTENTIAL ENVIRONMENTAL CONTINGENCY

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company’s exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

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OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

TRANSACTIONS WITH RELATED PARTIES

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chair, the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar and Almadex (Note 11(b) of the March 31, 2024 condensed consolidated interim financial statements) was as follows:

Three months ended March 31, 2024	Fees	Share-based Payments	Total

Chairman	$5,400	$-	$5,400
President & CEO	8,625	-	8,625
CFO	18,750	-	18,750
VP Corporate Development	37,500	-	37,500
VP Project Development	-	-	-
Directors	33,750	-	33,750
	$104,025	$-	$104,025

Three months ended March 31, 2023	Fees	Share-based Payments	Total

Chairman	$10,800	$-	$10,800
President & CEO	25,875	40,000	65,875
CFO	18,750	20,000	38,750
VP Corporate Development	18,750	12,000	30,750
VP Project Development	15,000	24,000	39,000
Directors	36,250	-	36,250
	$125,425	$96,000	$221,425

(b)	Administration Services Agreements

The Company recovers a portion of rent, office and license expenses from Azucar pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Azucar.

The Company also recovers a portion of rent, office and license expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

During the three months ended March 31, 2024, the Company received $18,471 (2023 - $18,673) from Azucar for administrative services fees included in other income and received $267,949 (2023 - $255,820) from Almadex for administrative services fees included in other income.

At March 31, 2024, included in accounts receivable is $13,066 (December 31, 2023 - $7,005) due from Azucar, and $194,416 (December 31, 2023 - $369,045) due from Almadex in relation to expense recoveries.

Under the Administrative Services Agreements, the Company is the sole and exclusive manager of Azucar and Almadex that provides general management services, office space, executive personnel, human resources, geological technical support, accounting and financial services at cost with no mark-up or additional direct charge. The three companies are considered related parties though common officers.

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(c)	Other related party transactions

During the three months ended March 31, 2024, the Company employed the Chair’s daughter for a salary of $10,325 less statutory deductions (2023 - $10,325) for marketing and administrative services provided to the Company.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, accounts receivable, and trade and other payables approximate their carrying values because of the short-term nature of these instruments. Significant assumptions are discussed in Critical Accounting Estimates section of this MD&A.

Except for warrant liability and derivative financial liabilities, the Company does not carry any financial instruments at fair value through profit or loss (FVTPL).

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk, and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican Peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at March 31, 2024, the Company was exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$2,116,918	$382,387
Accounts receivable and prepaid expenses	-	634
Gold in trust	1,187,104	-
Total assets	$3,304,022	$383,021

Trade and other payables	$144,287	$17,062
Gold loan payable	4,495,029	-
Derivative financial liabilities	571,225	-
Total liabilities	$5,210,541	$17,062

Net assets	$(1,906,519)	$365,959

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $190,000.

A 10% change in the Mexican Peso exchange rate relative to the Canadian dollar would change the Company’s net loss by $40,000.

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(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s accounts receivable consist of amounts due from related parties which are subsequently collected.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at March 31, 2024, the Company’s maximum exposure to credit risk was the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Liquidity risk is considered low as the Company has sufficient cash and cash equivalent to meet its current liabilities.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $38,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

A 1% change in the commodity price would change the Company’s net loss by $11,000.

(f)	Classification of financial instruments

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivatives financial liabilities	-	571,225	-	571,225

Management of Capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations for the foreseeable future. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s approach to the management of capital during the period. The Company is not subject to externally imposed capital requirements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgements about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Actual outcomes may differ from these judgements and estimates. These estimates and assumptions are also affected by management’s application of accounting policies, which is contained in Note 2 (d) of the December 31, 2023 annual consolidated financial statements. The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future, and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

o	the analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators, including the currency in which funds from financing activities are denominated and the currency in which funds are retained;

o	Management makes an assessment about the Company’s ability to continue as a going concern by taking into the account the consideration of the various factors discussed in Note 1. Judgement is applied by management in determining whether or not the elements giving rise to factors that cause doubt about the ability of the Company to continue as a going concern are present;

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o	the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;

o	the recoverability of the value of exploration and evaluation assets, which is recorded in the statements of financial position;

o	the provision for income taxes which is included in profit or loss and composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;

o	the assessment of indications of impairment of each exploration and evaluation asset and property plant and equipment and related determination of the net realizable value and write-down of those assets where applicable;

o	the estimated incremental borrowing rate used to calculate the lease liabilities; and

o	the estimated fair value of gold in trust

In addition to the foregoing, the Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense, warrant liability and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control.

CHANGES IN ACCOUNTING POLICY, INCLUDING INITIAL ADOPTION

Application of new and revised accounting standards effective January 1, 2024

Certain new accounting standards and interpretations have been published that are effective from January 1, 2024; however, these standards have been assessed by the Company and are not expected to have a material impact on the Company’s consolidated financial statements.

IAS 1 –Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. These amendments were further revised by the issuance of Non-current Liabilities with Covenants (Amendments to IAS 1) on October 31, 2022 which further narrowed the scope of the amendments. The amendments are effective for annual periods beginning on January 1, 2024.

Application of this amendment is expected to result in a reclassification of warranty liability and derivative financial liabilities from non-current to current liabilities on the statement of financial position.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period ended March 31, 2024 that materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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CAUTIONARY NOTES REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information contained herein is made as of the date of this document and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws. Forward-looking information includes statements that use forward-looking terminology such as “plans”, “expects”, “budget”, “estimates”, “intends”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements included in this document include, but are not limited to, statements with respect to: anticipated results and developments in the Company’s operations; planned exploration and development on the Company’s Ixtaca Project; planned expenditures and budgets and the execution thereof; the feasibility of the Ixtaca Project; the Company’s forecasts and expected cash flows; the Company’s projected capital and operating costs; the Company’s expectations regarding mining and metallurgical recoveries; mine life and production rates; disclosure regarding the permitting review process for the Ixtaca Project; the impact of legal actions in Mexico including the impact of the TFJA proceedings and SCJN decision, the timing, outcome, impact, and procedures relating to consultations under the CPTPP and the possible initiation of legal proceedings under the CPTPP; the timing, procedures and impact for any consultation and related activities by Economia with indigenous communities and the timing and procedures for Economia to issue mineral titles to Almaden, and the impact and timing of any decisions relating to the Decree; Almaden’s belief that the Economia submission to the District Court is inconsistent with the Mexican Mining Law; the Company’s plans to re-submit a revised MIA to SEMARNAT; the potential timing of the MIA resubmission; the expected extension of the Rock Creek Mill storage; the impact of the project's proposed dry-stack tailing facilities, the Company’s belief that the Ixtaca Project can be a low-cost, modern mine which makes a positive social difference; the potential impact of ore sorting results on project economics and design; the potential for further discoveries within the Ixtaca Project area; disclosure regarding potential project financing; permitting time lines and requirements; requirements for additional capital and expected use of proceeds; the Company’s cash resources and their adequacy to meet the Company’s working capital and mineral exploration needs for its next fiscal year; the possible effect of changes in interest rates and exchange rates on the Company’s future operations; the estimation of mineral reserves and mineral resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; the Company’s outlook with respect to the price, demand and need for precious and other metals and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this document including, without limitation, assumptions about: both Almaden’s and the applicable Mexican authorities’ legal positions; our assumptions regarding the Company’s Rights and that mineral title will eventually be issued to Almaden; the permitting and legal regimes in Mexico; future economic and political conditions; the timing and costs of future activities on the Company’s properties, including but not limited to development and operating costs in the event that a production decision is made; success, timing, accuracy and results of exploration and drilling programs (including metallurgical testing), development and environmental protection and remediation activities; stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; future currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; the ability to secure and maintain mineral title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; the ability to comply with environmental, health and safety laws; favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Ixtaca Project; expectations about the ability to acquire resources and/or reserves through acquisition and/or development; future metal prices; the current exploration, development, environmental and other objectives concerning the Ixtaca Project being achieved and other corporate activities proceeding as expected; that third party contractors and equipment, including the Rock Creek mill, will be available and operate as anticipated; the accuracy of any mineral reserve and mineral resource estimates; the timing and reliability of sampling and assay data; the accuracy of budgeted exploration and development costs and expenditures; the cut-off grades; the taxation policies which will apply to the Ixtaca Project being consistent with the Company’s expectations; the price of other commodities such as fuel; rates and interest rates; operating conditions being favourable, including whereby the Company is able to operate in a safe, efficient and effective manner; political and regulatory stability; that all necessary governmental and third party approvals, licences and permits for the planned exploration, development and environmental protection activities will be obtained in a timely manner and on favourable terms; obtaining required renewals for existing approvals; sustained labour stability; positive relations with local groups and the Company’s ability to meet any obligations under agreements with such groups; stability in financial and capital goods markets; and availability of equipment. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, legal, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks related to: resource exploration and development; uncertainty in developing a commercially viable mining operation; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; history of net losses; lack of cash flow and assurance of profitability; the need for additional capital; uncertainty of obtaining additional funding requirements; governmental regulations and the ability to obtain necessary licences and permits; possible dilution to present and prospective shareholders; the material risk of dilution presented by a large number of outstanding share purchase options and warrants; volatility of share price; mineral prices not supporting corporate profit; unfavourable laws and regulations; political risk in Mexico, crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican rules and regulations; certainty of mineral title and the outcome of litigation; political, economic and social uncertainties; community relations; uncertainty of reserves and mineralization estimates; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in environmental laws; dependence on management and other key personnel; conflicts of interest; foreign operations; changes to Mexican mining taxes; foreign currency fluctuations; operating hazards and risks associated with the mining industry; the ability to manage growth; competition from other mining exploration companies; lack of a dividend policy; cybersecurity risks; foreign incorporation and civil liabilities; the Company being deemed a passive foreign investment company; the relatively low trading volume of the Common Shares; impairment of exploration and evaluation assets; changes in project parameters as plans continue to be refined; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; availability of third party contractors; failure of equipment to operate as anticipated; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; the Company’s dependence on one mineral project; and the unknown direct and indirect consequences of the COVID-19 pandemic, as well as those factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form and all exhibits attached thereto. Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

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The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

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CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Almaden uses certain terms such as “measured”, “indicated”, “inferred”, and “mineral resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. For further information see under the heading “Use of the Terms “Mineral Resources” and “Mineral Reserves” in this MD&A.

BOARD OF DIRECTORS AND MANAGEMENT

Directors:

Duane Poliquin, P.Eng

Morgan Poliquin, P.Eng, Ph.D

Elaine Ellingham, MSc., MBA, P.Geo

Kevin O’Kane, P.Eng, GCB.D

Alfredo Phillips

Ria Fitzgerald, B.Com, CFA

Audit Committee members:

Elaine Ellingham, MSc., MBA, P.Geo

Kevin O’Kane, P.Eng, GCB.D

Ria Fitzgerald, B.Com, CFA

Compensation Committee members:

Ria Fitzgerald, B.Com, CFA

Elaine Ellingham, MSc., MBA, P.Geo

Kevin O’Kane, P.Eng, GCB.D

Nominating & Corporate Governance Committee members:

Elaine Ellingham, MSc., MBA, P.Geo

Alfredo Phillips

Kevin O’Kane, P.Eng, GCB.D

ESG & Technical Committee members:

Alfredo Phillips Elaine Ellingham, MSc., MBA, P.Geo

Kevin O’Kane, P.Eng, GCB.D Duane Poliquin, P.Eng

Ria Fitzgerald, B.Com, CFA Morgan Poliquin, P.Eng, Ph.D

Management:

Duane Poliquin, P.Eng – Chair

Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President

Korm Trieu, CPA, CA – Chief Financial Officer, Corporate Secretary

Douglas McDonald, M.A.Sc, B.Com. – Executive Vice President

John Thomas, P.Eng, BSc., MSc. PhD – Vice President, Project Development

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